SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               S C H E D U L E 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                             CARRIAGE SERVICES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    143905107
                                 --------------
                                 (CUSIP Number)

Applewood Associates, L.P.      Copy to:  Morrison Cohen Singer & Weinstein, LLP
68 Wheatley Road                          750 Lexington Avenue
Brookville, NY 11545                      New York, New York 10022
Telephone (516) 626-3070                  Telephone (212) 735-8600

--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                February 20, 1998
--------------------------------------------------------------------------------
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following space __.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                        (Continued on following page(s))

CUSIP
No. 143905107                          13D

================================================================================
 1 | Name of Reporting Person
   | S.S. or I.R.S. Identification No. of Above Person
   |                   Applewood Associates, L.P.
   |
--------------------------------------------------------------------------------
 2 | Check the Appropriate Box if a Member of a Group*                  (a)  | |
   |                                                                    (b)  |_|
--------------------------------------------------------------------------------
 3 | SEC Use Only
   |
--------------------------------------------------------------------------------
 4 | Source of Funds*          WC
   |
--------------------------------------------------------------------------------
 5 | Check Box if Disclosure of Legal Proceedings is Required                |_|
   | Pursuant to Item 2(d) or 2(e)
--------------------------------------------------------------------------------
 6 | Citizenship or Place of Organization                               New York
   |
--------------------------------------------------------------------------------
                  | 7  | Sole Voting Power
                  |    |      4,222,220 shares                          7.5%
     Number of    |    | (Represents 422,222 shares of the Issuer's Class B
      Shares | | Common Stock which are entitled to 10 votes per share) Beneficially |-------------------------------------------------------------
     Owned By     | 8  | Shared Voting Power
       Each       |    |      0 shares                                    0%
     Reporting    |-------------------------------------------------------------
      Person      | 9  | Sole Dispositive Power
       With       |    |      422,222 shares                            4.0%
                  |-------------------------------------------------------------
                  | 10 | Shared Dispositive Power
                  |    |      0 shares                                    0%
--------------------------------------------------------------------------------
11 | Aggregate Amount Beneficially Owned By Each Reporting Person
   |                          422,222 shares
   |
--------------------------------------------------------------------------------
12 |  Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* |_|
   |
--------------------------------------------------------------------------------
13 |  Percent of Class Represented by Amount in Row (11)
   |                                                                    4.0%
   |
--------------------------------------------------------------------------------
14 |  Type of Reporting Person*      PN
   |
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   -2 of 16-

CUSIP
No. 143905107                          13D

================================================================================
 1 | Name of Reporting Person
   | S.S. or I.R.S. Identification No. of Above Person
   |                             Barry Rubenstein
   |
--------------------------------------------------------------------------------
 2 | Check the Appropriate Box if a Member of a Group*                  (a)  | |
   |                                                                    (b)  |_|
--------------------------------------------------------------------------------
 3 | SEC Use Only
   |
--------------------------------------------------------------------------------
 4 | Source of Funds*          WC, PF
   |
--------------------------------------------------------------------------------
 5 | Check Box if Disclosure of Legal Proceedings is Required                |_|
   | Pursuant to Item 2(d) or 2(e)
--------------------------------------------------------------------------------
 6 | Citizenship or Place of Organization                          United States
   |
--------------------------------------------------------------------------------
                  | 7  | Sole Voting Power
                  |    |      0 shares                                    0%
    Number of     |-------------------------------------------------------------
     Shares       | 8  | Shared Voting Power
  Beneficially    |    |      4,592,550 shares                          8.2%
    Owned By      |    | (Includes 455,555 shares of the Issuer's Class B
      Each        |    |  Common Stock which are entitled to 10 votes per share)
    Reporting     |-------------------------------------------------------------
     Person       | 9  | Sole Dispositive Power
      With        |    |      0 shares                                    0%
                  |-------------------------------------------------------------
                  | 10 | Shared Dispositive Power
                  |    |      492,555 shares                            4.7%
--------------------------------------------------------------------------------
11 | Aggregate Amount Beneficially Owned By Each Reporting Person
   |                          492,555 shares
   |
--------------------------------------------------------------------------------
12 |  Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* |_|
   |
--------------------------------------------------------------------------------
13 |  Percent of Class Represented by Amount in Row (11)
   |                                                                    4.7%
   |
--------------------------------------------------------------------------------
14 |  Type of Reporting Person*      IN
   |
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   -3 of 16-

CUSIP
No. 143905107                          13D

================================================================================
 1 | Name of Reporting Person
   | S.S. or I.R.S. Identification No. of Above Person
   |                                Irwin Lieber
   |
--------------------------------------------------------------------------------
 2 | Check the Appropriate Box if a Member of a Group*                  (a)  | |
   |                                                                    (b)  |_|
--------------------------------------------------------------------------------
 3 | SEC Use Only
   |
--------------------------------------------------------------------------------
 4 | Source of Funds*          WC, PF
   |
--------------------------------------------------------------------------------
 5 | Check Box if Disclosure of Legal Proceedings is Required                |_|
   | Pursuant to Item 2(d) or 2(e)
--------------------------------------------------------------------------------
 6 | Citizenship or Place of Organization                          United States
   |
--------------------------------------------------------------------------------
                  | 7  | Sole Voting Power
                  |    |      391,480 shares                            0.7%
     Number of    |    | (Includes 33,333 shares of the Issuer's Class B
      Shares | | Common Stock which are entitled to 10 votes per share) Beneficially |-------------------------------------------------------------
     Owned By     | 8  | Shared Voting Power
       Each       |    |      4,222,220 shares                          7.5%
     Reporting    |    | (Represents 422,222 shares of the Issuer's Class B
      Person      |    |  Common Stock which are entitled to 10 votes per share)
       With       |-------------------------------------------------------------
                  | 9  | Sole Dispositive Power
                  |    |      91,483 shares                             0.9%
                  |-------------------------------------------------------------
                  | 10 | Shared Dispositive Power
                  |    |      422,222 shares                            4.0%
--------------------------------------------------------------------------------
11 | Aggregate Amount Beneficially Owned By Each Reporting Person
   |                          513,705 shares
   |
--------------------------------------------------------------------------------
12 |  Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* |_|
   |
--------------------------------------------------------------------------------
13 |  Percent of Class Represented by Amount in Row (11)
   |                                                                    4.8%
   |
--------------------------------------------------------------------------------
14 |  Type of Reporting Person*      IN
   |
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   -4 of 16-

CUSIP
No. 143905107                          13D

================================================================================
 1 | Name of Reporting Person
   | S.S. or I.R.S. Identification No. of Above Person
   |                              Barry Fingerhut
   |
--------------------------------------------------------------------------------
 2 | Check the Appropriate Box if a Member of a Group*                  (a)  | |
   |                                                                    (b)  |_|
--------------------------------------------------------------------------------
 3 | SEC Use Only
   |
--------------------------------------------------------------------------------
 4 | Source of Funds*          WC, PF
   |
--------------------------------------------------------------------------------
 5 | Check Box if Disclosure of Legal Proceedings is Required                |_|
   | Pursuant to Item 2(d) or 2(e)
--------------------------------------------------------------------------------
 6 | Citizenship or Place of Organization                          United States
   |
--------------------------------------------------------------------------------
                  | 7  | Sole Voting Power
                  |    |      1,031,713 shares                          1.8%
     Number of    |    | (Includes 84,258 shares of the Issuer's Class B
      Shares | | Common Stock which are entitled to 10 votes per share) Beneficially |-------------------------------------------------------------
     Owned By     | 8  | Shared Voting Power
       Each       |    |      4,366,660 shares                          7.8%
     Reporting    |    | (Represents 436,666 shares of the Issuer's Class B
      Person      |    |  Common Stock which are entitled to 10 votes per share)
       With       |-------------------------------------------------------------
                  | 9  | Sole Dispositive Power
                  |    |      273,391 shares                            2.6%
                  |-------------------------------------------------------------
                  | 10 | Shared Dispositive Power
                  |    |      436,666 shares                            4.1%
--------------------------------------------------------------------------------
11 | Aggregate Amount Beneficially Owned By Each Reporting Person
   |                          710,057 shares
   |
--------------------------------------------------------------------------------
12 |  Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* |_|
   |
--------------------------------------------------------------------------------
13 |  Percent of Class Represented by Amount in Row (11)
   |                                                                    6.7%
   |
--------------------------------------------------------------------------------
14 |  Type of Reporting Person*      IN
   |
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   -5 of 16-

CUSIP
No. 143905107                          13D

================================================================================
 1 | Name of Reporting Person
   | S.S. or I.R.S. Identification No. of Above Person
   |                          Applewood Capital Corp.
   |
--------------------------------------------------------------------------------
 2 | Check the Appropriate Box if a Member of a Group*                  (a)  | |
   |                                                                    (b)  |_|
--------------------------------------------------------------------------------
 3 | SEC Use Only
   |
--------------------------------------------------------------------------------
 4 | Source of Funds*          WC
   |
--------------------------------------------------------------------------------
 5 | Check Box if Disclosure of Legal Proceedings is Required                |_|
   | Pursuant to Item 2(d) or 2(e)
--------------------------------------------------------------------------------
 6 | Citizenship or Place of Organization                             New York
   |
--------------------------------------------------------------------------------
                  | 7  | Sole Voting Power
                  |    |      0 shares                                    0%
    Number of     |-------------------------------------------------------------
     Shares       | 8  | Shared Voting Power
  Beneficially    |    |      4,222,220 shares                          7.5%
    Owned By      |    | (Includes 422,222 shares of the Issuer's Class B
      Each        |    |  Common Stock which are entitled to 10 votes per share)
    Reporting     |-------------------------------------------------------------
     Person       | 9  | Sole Dispositive Power
      With        |    |      0 shares                                    0%
                  |-------------------------------------------------------------
                  | 10 | Shared Dispositive Power
                  |    |      422,222 shares                            4.0%
--------------------------------------------------------------------------------
11 | Aggregate Amount Beneficially Owned By Each Reporting Person
   |                          422,222 shares
   |
--------------------------------------------------------------------------------
12 |  Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* |_|
   |
--------------------------------------------------------------------------------
13 |  Percent of Class Represented by Amount in Row (11)
   |                                                                    4.0%
   |
--------------------------------------------------------------------------------
14 |  Type of Reporting Person*      CO
   |
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   -6 of 16-

CUSIP
No. 143905107                          13D

================================================================================
 1 | Name of Reporting Person
   | S.S. or I.R.S. Identification No. of Above Person
   |                               Seth Lieber
   |
--------------------------------------------------------------------------------
 2 | Check the Appropriate Box if a Member of a Group*                  (a)  | |
   |                                                                    (b)  |_|
--------------------------------------------------------------------------------
 3 | SEC Use Only
   |
--------------------------------------------------------------------------------
 4 | Source of Funds*          WC, PF
   |
--------------------------------------------------------------------------------
 5 | Check Box if Disclosure of Legal Proceedings is Required                |_|
   | Pursuant to Item 2(d) or 2(e)
--------------------------------------------------------------------------------
 6 | Citizenship or Place of Organization                          United States
   |
--------------------------------------------------------------------------------
                  | 7  | Sole Voting Power
                  |    |      27,770 shares                             0.1%
     Number of    |    | (Represents 2,777 shares of the Issuer's Class B
      Shares | | Common Stock which are entitled to 10 votes per share) Beneficially |-------------------------------------------------------------
     Owned By     | 8  | Shared Voting Power
       Each       |    |      4,222,220 shares                          7.5%
     Reporting    |    | (Represents 422,222 shares of the Issuer's Class B
      Person      |    |  Common Stock which are entitled to 10 votes per share)
       With       |-------------------------------------------------------------
                  | 9  | Sole Dispositive Power
                  |    |      2,777 shares                              0.1%
                  |-------------------------------------------------------------
                  | 10 | Shared Dispositive Power
                  |    |      422,222 shares                            4.0%
--------------------------------------------------------------------------------
11 | Aggregate Amount Beneficially Owned By Each Reporting Person
   |                          424,999 shares
   |
--------------------------------------------------------------------------------
12 |  Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* |_|
   |
--------------------------------------------------------------------------------
13 |  Percent of Class Represented by Amount in Row (11)
   |                                                                    4.0%
   |
--------------------------------------------------------------------------------
14 |  Type of Reporting Person*      IN
   |
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   -7 of 16-

CUSIP
No. 143905107                          13D

================================================================================
 1 | Name of Reporting Person
   | S.S. or I.R.S. Identification No. of Above Person
   |                             Jonathan Lieber
   |
--------------------------------------------------------------------------------
 2 | Check the Appropriate Box if a Member of a Group*                  (a)  | |
   |                                                                    (b)  |_|
--------------------------------------------------------------------------------
 3 | SEC Use Only
   |
--------------------------------------------------------------------------------
 4 | Source of Funds*          WC, PF
   |
--------------------------------------------------------------------------------
 5 | Check Box if Disclosure of Legal Proceedings is Required                |_|
   | Pursuant to Item 2(d) or 2(e)
--------------------------------------------------------------------------------
 6 | Citizenship or Place of Organization                          United States
   |
--------------------------------------------------------------------------------
                  | 7  | Sole Voting Power
                  |    |      34,330 shares                             0.1%
     Number of    |    | (Represents 3,333 shares of the Issuer's Class B
      Shares | | Common Stock which are entitled to 10 votes per share) Beneficially |-------------------------------------------------------------
     Owned By     | 8  | Shared Voting Power
       Each       |    |      4,222,220 shares                          7.5%
     Reporting    |    | (Represents 422,222 shares of the Issuer's Class B
      Person      |    |  Common Stock which are entitled to 10 votes per share)
       With       |-------------------------------------------------------------
                  | 9  | Sole Dispositive Power
                  |    |      4,333 shares                              0.1%
                  |-------------------------------------------------------------
                  | 10 | Shared Dispositive Power
                  |    |      422,222 shares                            4.0%
--------------------------------------------------------------------------------
11 | Aggregate Amount Beneficially Owned By Each Reporting Person
   |                          426,555 shares
   |
--------------------------------------------------------------------------------
12 |  Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* |_|
   |
--------------------------------------------------------------------------------
13 |  Percent of Class Represented by Amount in Row (11)
   |                                                                    4.0%
   |
--------------------------------------------------------------------------------
14 |  Type of Reporting Person*      IN
   |
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   -8 of 16-

CUSIP
No. 143905107                          13D

================================================================================
 1 | Name of Reporting Person
   | S.S. or I.R.S. Identification No. of Above Person
   |                              Dana Lieber
   |
--------------------------------------------------------------------------------
 2 | Check the Appropriate Box if a Member of a Group*                  (a)  | |
   |                                                                    (b)  |_|
--------------------------------------------------------------------------------
 3 | SEC Use Only
   |
--------------------------------------------------------------------------------
 4 | Source of Funds*          WC, PF
   |
--------------------------------------------------------------------------------
 5 | Check Box if Disclosure of Legal Proceedings is Required                |_|
   | Pursuant to Item 2(d) or 2(e)
--------------------------------------------------------------------------------
 6 | Citizenship or Place of Organization                          United States
   |
--------------------------------------------------------------------------------
                    | 7  |    Sole Voting Power
                    |    |         1,000 shares                        0.01%
      Number of     |-----------------------------------------------------------
       Shares       | 8  |    Shared Voting Power
    Beneficially    |    |         0 shares                               0%
      Owned By      |-----------------------------------------------------------
        Each        | 9  |    Sole Dispositive Power
      Reporting     |    |         1,000 shares                        0.01%
       Person       |-----------------------------------------------------------
        With        | 10 |    Shared Dispositive Power
                    |    |         0 shares                               0%
--------------------------------------------------------------------------------
11 | Aggregate Amount Beneficially Owned By Each Reporting Person
   |                               1,000 shares
   |
--------------------------------------------------------------------------------
12 |  Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* |_|
   |
--------------------------------------------------------------------------------
13 |  Percent of Class Represented by Amount in Row (11)
   |                                                                   0.01%
   |
--------------------------------------------------------------------------------
14 |  Type of Reporting Person*      IN
   |
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   -9 of 16-

      This statement, dated February 20, 1998, constitutes Amendment No. 3 to the Schedule 13D, dated August 8, 1996, regarding the reporting persons' ownership of certain securities of Carriage Services, Inc. (the "Issuer").

      The Schedule 13D is hereinafter referred to as the "Schedule". All capitalized terms used herein and otherwise undefined shall have the meanings ascribed thereto in the Schedule.

      This Amendment No. 3 to the Schedule is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by the reporting persons. It shall refer only to information which has materially changed since the filing of the Schedule.

ITEM 2.     IDENTITY AND BACKGROUND

     8.     (a)   Dana Lieber

            (b)   Address:
                        8 Applegreen Drive
                        Old Westbury, New York 11568

            (c)   Principal Business: Student.

            (d)   No.

            (e)   No.

            (f)   Citizenship: United States.

                  Dana Lieber is the daughter of Irwin Lieber.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The amount of funds used in making the purchases of additional shares of Class A Common Stock is set forth below:

         NAME                                        AMOUNT OF CONSIDERATION
         ----                                        -----------------------
      Barry Fingerhut                                       $1,230,306
      Irwin Lieber                                             534,152
      Woodland Partners                                        233,711
      Jonathan Lieber                                           17,875
      Dana Lieber                                               19,575

ITEM 5.     INTERESTS IN SECURITIES OF THE ISSUER.

            (a) The following list sets forth the aggregate number and percentage (based on 5,541,780 shares of Class A Common Stock and 5,050,485 shares of Class B Common Stock


                                   -10 of 16-
outstanding as reported by the Issuer in its Form 10-Q for its quarter ended September 30, 1997 of outstanding shares of Class A Common Stock owned beneficially by each person named in Item 2, as of February 27, 1998:


                                                                  Percentage of
                                    Shares of                        Shares of
                                     Class A                          Class A
                                   Common Stock     Percentage     Common Stock
                                   Beneficially      of Voting     Beneficially
           Name                      Owned(1)        Control(1)        Owned
-----------------------------      ------------     -----------   --------------
Applewood Associates, L.P.(2)       422,222             7.5%           4.0%
Barry Rubenstein(2)                 496,555(3,4)        8.2%           4.7%
Irwin Lieber(2)                     513,705(3)          8.2%           4.8%
Barry Fingerhut(2)                  710,057(3,5)        9.6%           6.7%
Applewood Capital Corp.(2)          422,222(3)          7.5%           4.0%
Seth Lieber(2)                      424,999(6)          7.6%           4.0%
Jonathan Lieber(2)                  426,555(6)          7.6%           4.0%
Dana Lieber(2)                        1,000             0.01%          0.01%

---------------------------

(1) Includes shares of Class B Common Stock convertible into shares of Class A Common Stock. Holders of Class B Common Stock are entitled to ten votes for each share held on all matters submitted to a vote of common stockholders.

(2) The reporting person disclaims beneficial ownership of these securities except to the extent of its equity ownership therein.

(3) The reporting person is a general partner of Applewood and accordingly has shared dispositive and voting power with respect to the 422,222 shares of Class B Common Stock owned by Applewood.

(4) Includes 33,333 shares of Class B Common Stock owned by Woodland Partners. Includes 37,000 shares of Class A Common Stock owned by Woodland Partners. As a general partner of Woodland Partners, Mr. Rubenstein has shared dispositive and voting power with respect to all shares owned by Woodland Partners.

(5) Includes 154,550 shares of Class A Common Stock owned by Mr. Fingerhut, 26,500 shares of Class A Common Stock held in the Barry Fingerhut IRA account, 6,000 shares of Class A Common Stock to be acquired upon the exercise of a non-qualified stock option and 2,083 shares of Class A Common Stock to be acquired upon the exercise of a non-qualified stock option. Includes 84,258 shares of Class B Common Stock. Mr. Fingerhut has shared dispositive and voting power with respect to 6,111 shares of Class B Common Stock owned by Longboat Key Associates. Mr. Fingerhut has shared dispositive or voting power with respect to 8,333 shares of Class B Common Stock jointly owned by Mr. Fingerhut and a third party.

(6) The reporting person is an officer of Applewood Capital and accordingly has shared voting and dispositive power with respect to the 422,222 shares of Class B Common Stock owned by Applewood.


                                   -11 of 16-

            (b) Applewood has sole power to vote and dispose of 422,222 shares of Class B Common Stock, which represents approximately 7.5% of the combined voting power of the Class A and Class B Common Stock and which, if fully converted into Class A Common Stock, would represent approximately 4.0% of the outstanding Class A Common Stock.

            By virtue of being a general partner of Applewood and of Woodland Partners and an officer and director of Applewood Capital, Barry Rubenstein may be deemed to have shared power to vote and dispose of 37,000 shares of Class A Common Stock and 455,555 shares of Class B Common Stock which represents approximately 8.2% of the combined voting power of the Class A and Class B Common Stock and which, if the shares of Class B Common Stock were fully converted into Class A Common Stock, would represent approximately 4.7% of the outstanding Class A Common Stock.

            Irwin Lieber has sole power to vote and dispose of 33,333 shares of Class B Common Stock and 58,150 shares of Class A Common Stock which represents approximately 0.7% of the combined voting power of the Class A and Class B Common Stock and which if fully converted into Class A Common Stock, would represent approximately 0.9% of the outstanding Class A Common Stock. By virtue of being a general partner of Applewood and an officer and director of Applewood Capital, Mr. Lieber may be deemed to have shared power to vote and dispose of 422,222 shares of Class B Common Stock which represents approximately 7.5% of the combined voting power of the Class A and Class B Common Stock and which, if fully converted into shares of Class A Common Stock, would represent approximately 4.0% of the outstanding Class A Common Stock.

            Barry Fingerhut has sole power to vote and dispose of 189,133 shares of Class A Common Stock (including 8,083 shares of Common Stock to be acquired upon the exercise of non-qualified stock options) and 84,258 shares of Class B Common Stock. Such shares represent approximately 1.8% of the combined voting power of the Class A and Class B Common Stock and, if the shares of Class B Common Stock were fully converted into Class A Common Stock, would represent approximately 2.6% of the outstanding Class A Common Stock. By virtue of being a general partner of Applewood and an officer and director of Applewood Capital, a general partner of Longboat Key Associates and through joint ownership with a third party, Mr. Fingerhut may be deemed to have shared power to vote and dispose of 436,666 shares of Class B Common Stock which represents approximately 7.8% of the combined voting power of the Class A and Class B Common Stock and which, if fully converted into Class A Common Stock, would represent approximately 4.1% of the outstanding Class A Common Stock.

            Applewood Capital may be deemed to have shared power to vote and dispose of 422,222 shares of Class B Common Stock which represents approximately 7.5% of the combined voting power of the Class A and Class B Common Stock and which, if fully converted into Class A Common Stock, would represent 4.0% of the outstanding Class A Common Stock.

            Seth Lieber has sole power to vote and dispose of 2,777 shares of Class B Common Stock and, by virtue of being an officer of Applewood Capital, may be deemed to have shared power to vote and dispose of 422,222 shares of Class B Common Stock which represents approximately 7.5% of the combined voting power of the Class A and Class B Common Stock and which, if fully


                                   -12 of 16-
converted into Class A Common Stock, would represent approximately 4.0% of the outstanding shares of Class A Common Stock.

            Jonathan Lieber has sole power to vote and dispose of 3,333 shares of Class B Common Stock and 1,000 shares of Class A Common Stock and, by virtue of being an officer of Applewood Capital, may be deemed to have shared power to vote and dispose of 422,222 shares of Class B Common Stock which represents approximately 7.5% of the combined voting power of the Class A and Class B Common Stock and which, if fully converted into Class A Common Stock, would represent approximately 4.0% of the outstanding shares of Class A Common Stock.

            (c) The following is a description of all transaction in shares of Class A Common Stock of the Issuer by the persons identified in Item 2 of this
Schedule 13D effected from December 20, 1997 through February 27, 1998 inclusive.


Name of                    Purchase of        Number of Shares       Purchase or
Shareholder                Sale Date            Purchased or         Sale Price
---------------            -----------             (Sold)            -----------
                                                    -----
Barry Fingerhut              2/13/98                4,000              $19.625
                             2/18/98                2,500               19.1958
                             2/19/98                2,000               19.2813
                             2/20/98                3,000               19.5729
                             2/27/98                4,250               20.011
Barry Fingerhut              2/17/98                4,500               19.575
IRA

Irwin Lieber                 2/13/98                4,000               19.625
                             2/17/98                3,000               19.575
                             2/18/98                2,500               19.1958
                             2/19/98                1,500               19.2813
                             2/20/98                3,000               19.5729
                             2/27/98                4,250               20.011


                                   -13 of 16-

Name of                    Purchase of        Number of Shares       Purchase or
Shareholder                Sale Date            Purchased or         Sale Price
---------------            -----------             (Sold)            -----------
                                                    -----
Woodland
Partners                     2/13/98                4,000              $19.625
                             2/17/98                4,000               19.575
                             2/18/98                2,500               19.1958
                             2/19/98                1,500               19.2813
Dana Lieber                  2/17/98                1,000               19.575

            The shares of Class A Common Stock were acquired in the over-the-counter market.

            (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

            (e)   Not Applicable.


                                   -14 of 16-

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.

Date: March 10, 1998

                                          APPLEWOOD ASSOCIATES, L.P.


                                          By: s/ Irwin Lieber
                                              ----------------------------------
                                                 Irwin Lieber, General Partner


                                          APPLEWOOD CAPITAL CORP.


                                          By: s/ Barry Rubenstein
                                              ----------------------------------
                                                 Barry Rubenstein, President

                                          s/ Barry Rubenstein
                                          --------------------------------------
                                                 Barry Rubenstein

                                          s/ Irwin Lieber
                                          --------------------------------------
                                                 Irwin Lieber

                                          s/ Barry Fingerhut
                                          --------------------------------------
                                                 Barry Fingerhut

                                          s/ Seth Lieber
                                          --------------------------------------
                                                 Seth Lieber

                                          s/ Jonathan Lieber
                                          --------------------------------------
                                                 Jonathan Lieber

                                          s/ Dana Lieber
                                          --------------------------------------
                                                 Dana Lieber


ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
            CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


                                   -15 of 16-

                             JOINT FILING AGREEMENT
                             ----------------------

      In accordance with Rule 13d-1(f) under the Securities Exchange Act, as amended, the undersigned hereby agree to the joint filing on behalf of each of them on a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $.01 per share, of Carriage Services, Inc. and that this Agreement be included as an Exhibit to such joint filing.

      IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 10th day of March, 1998.


                                           APPLEWOOD ASSOCIATES, L.P.

                                           By: s/Irwin Lieber
                                              ----------------------------------
                                                 Irwin Lieber, General Partner

                                           APPLEWOOD CAPITAL CORP.

                                           By: s/ Barry Rubenstein
                                              ----------------------------------
                                                  Barry Rubenstein, President

                                           s/ Barry Rubenstein
                                           -------------------------------------
                                                  Barry Rubenstein

                                           s/ Irwin Lieber
                                           -------------------------------------
                                                  Irwin Lieber

                                           s/ Barry Fingerhut
                                           -------------------------------------
                                                  Barry Fingerhut

                                           s/ Seth Lieber
                                           -------------------------------------
                                                  Seth Lieber

                                           s/ Jonathan Lieber
                                           -------------------------------------
                                                  Jonathan Lieber

                                           s/ Dana Lieber
                                           -------------------------------------
                                                  Dana Lieber

                                   -16 of 16-